SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*

                        ADAMS GOLF, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                           006228 10 0
                         (CUSIP Number)

                          June 1, 2002
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]     Rule 13d-1(b)

     [ X ]     Rule 13d-1(c)

     [   ]     Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006228 10 0                                SCHEDULE 13G

(1)  Name of Reporting Person         Oliver G. (Chip) Brewer III
     I.R.S. Identification No.
     of Above Person (entities only)
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(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
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(3)  SEC Use Only
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(4)  Citizenship                                    United States
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Number of Shares

   Beneficially          (5)  Sole Voting Power         2,204,007[FN-1]
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Owned by Each            (6)  Shared Voting Power               0
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Reporting Person         (7)  Sole Dispositive Power    2,204,007
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   With:                 (8)  Shared Dispositive Power          0
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(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                           2,204,007
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(10) Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*                        [  ]
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(11) Percent of Class Represented by
     Amount in Row (9)                                       8.9%
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(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

--------------------------
FN-1 Includes 2,194,007 shares of common stock issuable upon exercise of stock options either currently exercisable or exercisable within 60 days of the date hereof. The Reporting Person was deemed to beneficially own more than 5% of the Issuer's common stock on June 1, 2002, or 60 days prior to the vesting of stock options which were deemed vested effective August 1, 2002.

CUSIP NO. 006228 10 0                                SCHEDULE 13G

Item 1(a).     Name of issuer:

               Adams Golf, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's principal executive offices:

               300 Delaware Avenue, Suite 572
               Wilmington, Delaware  19801

Item 2(a).     Name of person filing:

               Oliver G. (Chip) Brewer III

Item 2(b). Address of principal business office or, if none, residence:

               2801 East Plano Parkway
               Plano, Texas  75074

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of class of securities:

               Common Stock, $0.001 par value per share, of the Issuer.

Item 2(e).     CUSIP No.:

               006228 10 0

Item 3.             If this statement is filed pursuant to
               Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ]  Broker or dealer registered under
                         section 15 of the Act (15 U.S.C. 78o);

               (b)  [ ]  Bank as defined in section 3(a)(6)
                         of the Act (15 U.S.C. 78c);

               (c)  [ ]  Insurance company as defined in
                         section 3(a)(19) of the Act (15 U.S.C.
                         78c);

               (d)  [ ]  Investment company registered under
                         section 8 of the Investment Company Act
                         of 1940 (15 U.S.C. 80a-8);

               (e)  [ ]  An investment adviser in accordance
                         with section 240.13d-1(b)(1)(ii)(E);

               (f)  [ ]  An employee benefit plan or
                         endowment fund in accordance with
                         section 240.13d-1(b)(1)(ii)(F);

               (g)  [ ]  A parent holding company or control
                         person in accordance with section
                         240.13d-1(b)(ii)(G);

CUSIP NO. 006228 10 0                                SCHEDULE 13G

               (h)  [ ]  A savings association as defined in
                         section 3(b) of the Federal Deposit
                         Insurance Act (12 U.S.C. 1813);

               (i)  [ ]  A church plan that is excluded from
                         the definition of an investment company
                         under section 3(c)(14) of the Investment
                         Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ]  Group, in accordance with 240.13d-
                         1(b)(1)(ii)(J)

     Not applicable.

Item 4.        Ownership:

               (a)  Amount beneficially owned:  2,204,007 [FN-2]

               (b)  Percent of class:  8.9%

               (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:  2,204,007

                   (ii) shared power to vote or to direct the vote:  0

                   (iii) sole power to dispose or to direct the disposition of:
                            2,204,007

                   (iv) shared power to dispose or to direct the disposition of:
                            0

Item 5.        Ownership of five percent or less of a class:

               Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

               Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

               Not Applicable.

Item 8. Identification and classification of members of the group:

               Not Applicable.


-----------------
FN-2 Includes options to purchase 2,194,007 shares of common stock which are currently exercisable or exercisable within 60 days of the date hereof. The Reporting Person directly holds 10,000 shares of Common Stock and an aggregate of 2,540,782 options to purchase shares of Common Stock, some of which are not deemed to be beneficially owned due to their vesting date.

CUSIP NO. 006228 10 0                                SCHEDULE 13G

Item 9.        Notice of dissolution of group:

               Not Applicable.

Item 10.       Certifications:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                    [Signature page follows]

CUSIP NO. 006228 10 0                                SCHEDULE 13G

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2004
                              O.G. BREWER III
                              ----------------------------------
                              Oliver G. (Chip) Brewer III


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)